                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
              AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(A)
                                (AMENDMENT NO. 1)

                         HORIZON GROUP PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44041U102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                MARC C. KRANTZ, KOHRMAN JACKSON & KRANTZ P.L.L.,
             1375 EAST 9TH STREET, 20TH FLOOR, CLEVELAND, OH 44114
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 18, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 4 pages


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



  --------- -----------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Turkey Vulture Fund XIII, Ltd.
  --------- -----------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (A)  [__]
                                                                                   (B)  [__]

  --------- -----------------------------------------------------------------------------------
     3      SEC USE ONLY


  --------- -----------------------------------------------------------------------------------
     4      SOURCE OF FUNDS


  --------- -----------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                                       [__]

  --------- -----------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio
  --------- -----------------------------------------------------------------------------------
               NUMBER OF                   7      SOLE VOTING POWER

                SHARES                            -0-
                                       ---------- ---------------------------------------------
           BENEFICIALLY                    8      SHARED VOTING POWER

             OWNED BY                             -0-
                                       ---------- ---------------------------------------------
               EACH                        9      SOLE DISPOSITIVE POWER

             REPORTING                            -0-
                                       ---------- ---------------------------------------------
              PERSON                      10      SHARED DISPOSITIVE POWER

               WITH                               -0-
  --------- -----------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
  --------- -----------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                                      [__]

  --------- -----------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
  --------- -----------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            OO
  --------- -----------------------------------------------------------------------------------

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This Amendment No. 1 to Schedule 13D is filed on the behalf of Turkey Vulture
Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting sales of shares of common stock, par value $0.01 per share (the "Common Stock"), of Horizon Group Properties, Inc., a Maryland corporation ("HGP").

ITEM 5.       INTEREST IN SECURITIES OF ISSUER

Items 5(a), 5(c) and 5(e) of Schedule 13D are hereby amended and supplemented as follows:

       (a) According to the most recently available filing with the Securities and Exchange Commission by HGP, there are 2,870,194 shares of Common Stock outstanding. The Fund does not own any Common Stock.

       (c) In the past 60 days, the Fund sold 162,100 shares of Common Stock in open market transactions as set forth below:

    Date                    Number of Shares        Approximate Per Share Price
                                                       (Excluding Commissions)
 12/18/02                       143,500                       $3.01
 12/19/02                         5,000                       $3.01
 12/20/02                        13,600                       $3.01

       (e) On December 18, 2002, the Fund ceased to be the beneficial owner of more than five percent of the Common Stock.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 16, 2003              TURKEY VULTURE FUND XIII, LTD.

                                      /s/ Richard M. Osborne
                                    --------------------------------------------
                                    By: Richard M. Osborne, Manager